UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60142/June 19, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13420

In the Matter of :	
:	ORDER MAKING FINDINGS AND
GLOBAL MATRECHS, INC. :	REVOKING REGISTRATION BY
:	DEFAULT
:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 30, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered the OIP to Respondent Global Matrechs, Inc. (Global), on April 2, 2009, and Global filed an untimely Answer on April 17, 2009. The Division of Enforcement (Division) made its investigative file available to Global, as required.

Following a telephonic prehearing conference, I granted the parties leave to file cross-motions for summary disposition. The Division filed its motion for summary disposition on May 11, 2009. Global's opposition to the Division's motion and its cross-motion for summary disposition were due on June 15, 2009. By letter dated June 12, 2009, Global advised that it will not be filing an opposition to the Division's motion for summary disposition, or, alternatively, its deficient periodic reports. Accordingly, Global is in default for failing to respond to a dispositive motion. See Rule 155(a)(2) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

Global (CIK No. 1021226) is a Delaware corporation with its principal place of business in Ridgefield, Connecticut. Its business purportedly consists of providing safety and storage solutions for the nuclear, environmental, and chemical industries and also serving the nuclear waste, green, and homeland security sectors. Global has a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is nearly two years delinquent in its periodic filings with the Commission. The company's Form 10-K for the period ended December 31, 2006, reported a net loss of approximately $1.7 million for the prior nine months and an accumulated deficit of over $38 million. A "going concern" opinion was included in the independent auditor's report in the Form 10-K for the fiscal year ended December 31, 2006, and management also disclosed "substantial doubt about the Company's ability to continue as a going concern" in its Form 10-QSB for the quarter ended September 30, 2006. According to Commission records, Global has filed notifications of inability to timely file an annual or quarterly report for the period ended December 31, 2006, and for the period ended March 31, 2007. Global filed its Form 10-K for the period ended December 31, 2006, on January 20, 2009. Its securities are currently quoted on Pink Sheets OTC Markets, Inc., under the symbol GBMR.

Global is nearly two years delinquent in its periodic filings with the Commission. Global received a delinquency letter from the Division of Corporation Finance, requesting compliance with its periodic filing obligations. Global responded to the letter by stating that it would cure its delinquent filings. On January 20, 2009, Global filed its Form 10-K for the period ended December 31, 2006. The company has failed to file its seven periodic reports, including one annual report and six quarterly reports after being sent the delinquency letter.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

Based on the foregoing, Global has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, each class of the registered securities of Global Matrechs, Inc., is revoked.

_____
James T. Kelly
Administrative Law Judge